

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 22, 2023

J. Neil McMurdie
Vice President and Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

Re: Venerable Insurance and Annuity Company, et al.; File No. 803-00266

Dear Mr. McMurdie:

By Form APP-WD filed with the Securities and Exchange Commission on November 20, 2023, the above-captioned application was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Jill Ehrlich
Thomas E. Bisset, Esq.
Timothy Graves, Esq.
Ron Tanner, Esq.
Jay Lemoncelli, Esq.